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                             March 25, 2021

       William N. Johnston
       Chief Financial Officer
       TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
       99 South New York Ave.
       Winter Park, Florida 32789

                                                        Re: TUSCAN GARDENS
SENIOR LIVING COMMUNITIES, INC.
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed March 10,
2021
                                                            File No. 024-10945

       Dear Mr. Johnston:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

              Unless we note otherwise, our references to prior comments are to comments in our
       February 18, 2021 letter.

       Post Qualification Amendment on Form 1-A

       Risk Factors
       Material Non-Arm's Length Definitive Agreement entered into with Affiliates of the Company after the Offering had become Stale., page 17

   1. We note your response to prior comment 1 and the revised disclosure that you were unaware of the
requirement to refile an updated Offering Circular, "which resulted in the
                                                        Offering becoming
'stale' as of November 24, 2020." Please advise us why you believe the issuance in
December 2020 was exempt under Regulation A given the failure to comply with Rule
252(f)(2)(i). Please also advise us of the dates, proceeds and exemptions claimed for
the various issuances of Preferred Multi-Class Units of
                                                        Membership Interest
identified in Item 6 of Part I.
 William N. Johnston
TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
March 25, 2021
Page 2
2. We note your revised disclosure in response to prior comment 3. Please provide us with further information regarding the transaction with Tuscan Gardens Intermediate Fund,
       Inc., including the number and nature of shareholders who received preferred shares in
       December 2020 and the information provided to such shareholders. Please file the master definitive agreement as an exhibit. We may have further comment.
Exhibits

3. Refer to prior comment 3. Please provide a legal opinion which meets the requirements of
       Exhibit 12 of Form 1-A indicating whether the securities will when sold, be legally issued, fully paid and non-assessable.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3269 with any questions.



                                                             Sincerely,
FirstName LastNameWilliam N. Johnston
                                           Division of Corporation Finance
Comapany NameTUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
                                           Office of Real Estate & Construction
March 25, 2021 Page 2
cc:       Dr. Laurence J. Pino, Esq
FirstName LastName